SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
December 21, 2007
INFINEON TECHNOLOGIES AG
Am Campeon 1-12
D-85579 Neubiberg/Munich
Federal Republic of Germany
Tel: +49-89-234-0
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☑          Form 40-F  ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes  ☐          No  ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

This Report on Form 6-K dated December 21, 2007 contains an announcement of the appointment of Dr. Marco Schröter as Chief Financial Officer and Labor Director of Infineon Technologies AG, presumably early April 2008.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INFINEON TECHNOLOGIES AG
Date: December 21, 2007	By:	/s/ Dr. Wolfgang Ziebart
Dr. Wolfgang Ziebart
Member of the Management Board and Chief Executive Officer

By:	/s/ Peter J. Fischl
Peter J. Fischl
Member of the Management Board and Chief Financial Officer

News Release/Presseinformation

Infineon appoints Dr. Marco Schröter as CFO and Labor Director
Neubiberg, Germany — December 21, 2007 — The Supervisory Board of Infineon Technologies AG appointed Dr. Marco Schröter (44) as Chief Financial Officer and Labor Director, at today’s meeting of the Supervisory Board. Presumably early April 2008, Schröter will succeed Peter J. Fischl (61), who will retire.
Dr. Marco Schröter’s most recent post was that of Chief Financial Officer at Schenker AG, Essen, where he was responsible for accounting/finance, internal control, risk management and purchasing. Previously, from 1994 to 2002, he worked in various managerial capacities for Stinnes AG, Mülheim. After the Bottrop-born executive graduated in business administration from the University of Münster, he worked as scientific assistant at Saarland University, where he received a doctoral degree in 1994.
About Infineon
Infineon Technologies AG, Neubiberg, Germany, offers semiconductor and system solutions addressing three central challenges to modern society: energy efficiency, communications, and security. In the 2007 fiscal year (ending September), the company reported sales of Euro 7.7 billion (including Qimonda sales of Euro 3.6 billion) with approximately 43,000 employees worldwide (including approximately 13,500 Qimonda employees). With a global presence, Infineon operates through its subsidiaries in the U.S. from Milpitas, CA, in the Asia-Pacific region from Singapore, and in Japan from Tokyo. Infineon is listed on the Frankfurt Stock Exchange and on the New York Stock Exchange (ticker symbol: IFX).
Further information is available at www.infineon.com.
     This news release is available online at www.infineon.com/press/

For the Finance and Business Press: INFXX200604.055e

Media Relations Corporate:	Name:	Phone / Fax:	Email:
Worldwide Headquarters	Günter Gaugler	+49 89 234 28481	guenter.gaugler@infineon.com
U.S.A.	Agnes Toan	+1 408 503 2587	agnes.toan@infineon.com
Asia	Chi Kang David Ong	+65 6876 3070	david.ong@infineon.com
Japan	Hirotaka Shiroguchi	+81 3 5745 7340	hirotaka.shiroguchi@infineon.com
Investor Relations	EU/APAC/USA/CAN	+49 89 234 26655	investor.relations@infineon.com